October 12, 2005

Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

            Re:   Franklin Electric Co., Inc.
                  Form 10-K for the fiscal year ended January 1, 2005 Forms 10-Q for the quarterly periods ended April 2, and July 2, 2005
                  File No. 0-00362

Mr. Webb,

       Attached is the response of Franklin Electric Co., Inc. (the "Company") to the comment letter dated October 7, 2005 of the Staff of the Securities and Exchange Commission (the "SEC"). Please note that we have reproduced the SEC Staff's comments in all caps, followed in each case by the Company's response in regular type.
In connection with our response, the Company acknowledges that:
- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

       The Company also confirms that it will comply with the SEC Staff's comments, to the extent applicable, in all future filings with the SEC.
       If you have any questions about any item of our response letter, please call me at 260-827-5408.
Sincerely,


/s/ Thomas J. Strupp
---------------------
Thomas J. Strupp
Vice President and Chief Financial
Officer
Franklin Electric Co. Inc.

cc: Mr. Eric Atallah

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2005
-----------------------------------------------------
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 10
------------------------------------------------------
RESULTS OF OPERATIONS, PAGE 10

1. SEC COMMENT NUMBER 1: WE SEE THAT YOU HAVE INCURRED APPROXIMATELY $5.5 MILLION IN RESTRUCTURING CHARGES IN THE CURRENT YEAR. PLEASE REVISE FUTURE FILINGS TO PROVIDE THE DETAILED DISCLOSURES REQUIRED BY SAB TOPIC 5(P)(4), ESPECIALLY THE INFORMATION RELATING TO COST SAVINGS:
-	CLEARLY IDENTIFY THE INCOME STATEMENT LINE ITEMS TO BE IMPACTED -
FOR EXAMPLE, COST OF SALES; SELLING AND ADMINISTRATIVE EXPENSES;
ETC.
-	DISCUSS WHETHER YOU EXPECT THE COST SAVINGS TO BE OFFSET BY
ANTICIPATED INCREASES IN OTHER EXPENSES OR REDUCED REVENUES.
-	SHOULD ACTUAL SAVINGS ANTICIPATED BY THE RESTRUCTURING PLAN NOT BE
ACHIEVED AS EXPECTED OR ARE ACHIEVED IN PERIODS OTHER THAN AS
EXPECTED, REVISE MD&A IN FUTURE FILINGS TO DISCUSS THAT OUTCOME, WHY
IT OCCURRED, AND THE POSSIBLE EFFECTS ON FUTURE OPERATING RESULTS
AND LIQUIDITY.

Response: The Company records restructuring expenses in a separate line item on the income statement and discloses components of the restructuring liability and expense in a footnote.
Cost reductions will be realized from lower labor costs as manufacturing operations are consolidated into facilities located in low cost labor regions. Labor cost reductions are anticipated to be offset by higher transportation costs, increased depreciation costs and higher period costs due to lower absorption of existing facility fixed costs, all of which are components of cost of sales. These offsetting costs are not readily quantifiable or identifiable as directly attributable to restructuring and therefore, the Company is not able to quantify the anticipated savings.
In future filings, the Company will address changes in anticipated expenses resulting from the restructuring as appropriate.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 21

2. SEC COMMENT NUMBER 2: WE NOTE FROM YOUR DISCLOSURE THAT YOU SELL CERTAIN PRODUCTS ON A CONSIGNMENT BASIS. TELL US AND REVISE FUTURE FILINGS TO SEPARATELY DISCLOSE YOUR REVENUE RECOGNITION POLICY AS IT RELATES TO CONSIGNMENT SALES. ADDITIONALLY PLEASE REVISE YOUR INVENTORY PRESENTATION TO SEPARATELY REPORT THE VALUE OF INVENTORY CONSIGNED TO OTHERS AT EACH BALANCE SHEET DATE. REFER TO AND TELL US HOW YOU COMPLY WITH QUESTION 2 OF SAB TOPIC 13(A)(2).

Response: We will revise our revenue recognition policy to read as follows:
"Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer-specified warehouse locations.
Sales are recognized when the Company's products are shipped direct or, in the case of consignment products, transferred from the customer specified warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer."
Therefore, to answer question 2 of SAB Topic 12(A)(2), the Company does not recognize a sale on delivery of the product to be consigned at a customer specified warehouse location.

Per SAB Topic 13(A)(2), consignment inventory should be reported separately "if title to the goods has passed but the substance of the arrangement is not a sale". In Franklin Electric's case title does not pass until the consignment product is transferred from the customer-specified warehouse location (at which time it is recorded as a sale). Given that title passes to the customer at the time of sale, a separate consignment inventory classification is not required under SAB Topic 13(A)(2).

3. SEC COMMENT NUMBER 3: WE ALSO SEE FROM YOUR FORM 8-K DATED AUGUST 27, 2004 THAT YOU BEGAN SELLING YOUR SUBMERSIBLE MOTOR PRODUCTS THROUGH DISTRIBUTORS. TO THE EXTENT THESE SALES HAVE TERMS THAT DIFFER FROM SALES TO OEM CUSTOMERS, PLEASE TELL US AND REVISE FUTURE FILINGS TO ADDRESS HOW YOU ACCOUNT FOR PRICE PROTECTION, PRICE CONCESSION, ALLOWANCES, CREDITS/DISCOUNTS AND OTHER SALES INCENTIVES, AS APPLICABLE.

Response: The same general terms and conditions of sale (e.g., product warranty, delivery, etc.) apply to sales to both OEM and distributor customers. As to pricing terms, OEM and distributor customers generally receive discounts based on sales volume, with the size of the discount tied to the achievement of certain sales levels. In addition to volume discounts the Company provides prompt payment discounts for payments within specified terms, start-up discounts for new customers and co-operative advertising discounts when specific criteria are met.
The Company records net sales revenues after discounts based on specific programs in effect, historical data and experience. Discounts are recorded at the time of sale. The Company uses historical trends to estimate annual volumes and records discounts based on these estimates. Prompt payment and other discounts are recorded based on terms with the customers at the time of sale. We will revise future filings of our accounting policies for "Revenue Recognition" to add the following statement:
"The Company records net sales revenues after discounts at the time of sale based on specific discount programs in effect, historical data and experience."

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2005, FORMS 10-Q FOR THE QUARTERLY PERIODS ENDED APRIL 2 AND JULY 2, 2005
-----------------------------------------------------
CONTROLS AND PROCEDURES
-----------------------------------------------------

4. SEC COMMENT NUMBER 4: WE NOTE YOUR DISCLOSURE THAT "THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN TIMELY ALERTING THEM TO MATERIAL INFORMATION RELATING TO THE COMPANY AND ITS SUBSIDIARIES REQUIRED TO BE INCLUDED IN THE COMPANY'S PERIODIC SEC FILINGS." THE LANGUAGE THAT IS CURRENTLY INCLUDED AFTER THE WORD "EFFECTIVE" IN YOUR DISCLOSURE APPEARS TO BE SUPERFLUOUS, SINCE THE MEANING OF "DISCLOSURE CONTROLS AND PROCEDURES" IS ESTABLISHED BY RULE 13A-15(E) OF THE EXCHANGE ACT. HOWEVER, IF YOU DO NOT WISH TO ELIMINATE THIS LANGUAGE IN FUTURE FILINGS, PLEASE REVISE THESE DISCLOSURES IN FUTURE FILINGS SO THAT THE LANGUAGE THAT APPEARS AFTER THE WORD "EFFECTIVE IS SUBSTANTIALLY SIMILAR IN ALL MATERIAL RESPECTS TO THE LANGUAGE THAT APPEARS IN THE ENTIRE TWO-SENTENCE DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES" SET FORTH IN RULE 13A-15(E).

Response: We agree with your observation and will change the disclosure as follows:

"Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date the Company's disclosure controls and procedures were effective."